September 24, 2007

TSX Venture Exchange Tier 1 Trading Symbol: OK

Orko Silver Adopts Shareholder Rights Plan

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) wishes to announce that its Board of Directors has approved the adoption of a shareholder rights plan (the “Rights Plan”).

The Rights Plan is designed to ensure the fair and equal treatment of shareholders in connection with any take-over bid for outstanding common shares of Orko Silver. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also provides the Board with adequate time to fully assess an unsolicited take-over bid, to allow competing bids to emerge, and, if applicable, to explore other alternatives to the take-over bid to maximize shareholder value.

The Rights Plan is not intended to prevent or deter take-over bids that offer fair treatment and value to shareholders, but is designed to encourage offers that represent fair value to all shareholders.

The Rights Plan is similar to rights plans adopted by other Canadian corporations. Under the terms of the Rights Plan, one right will be issued by Orko Silver for each outstanding Orko Silver common share at the close of business today and for each Orko Silver common share issued in future (subject to the terms of the Rights Plan). The rights issued under the Rights Plan become exercisable only if a person or entity acquires or announces its intention to acquire 20% or more of the common shares of the Company without complying with the "Permitted Bid" provisions of the Rights Plan or without the approval of Orko Silver Board of Directors.

Permitted Bids must be made to all holders of Orko Silver’s common shares by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other things, must be open for acceptance for a minimum of 60 days. If at the end of 60 days at least 50% of the outstanding common shares other than those owned by the offeror and certain related parties have been tendered and not withdrawn, the bidder may take-up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender to the bid.

If a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, excluding the shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

The Rights Plan became effective as of September 24, 2007 but must be ratified by shareholders within six months in order to continue to be effective. The Rights Plan is also subject to approval by the TSX Venture Exchange. A copy of the Rights Plan will be available at www.sedar.com

Orko Silver is not adopting a Rights Plan in response to any proposal to acquire control of the Company.

A printer friendly PDF version of this News Release can be found at: http://www.investorhub.ca/orkonews.pdf

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.